22 West Washington Street	Telephone:	+1 312 696-6000
Chicago	Facsimile:	+1 312 696-6001
Illinois 60602

June 23, 2009

By Edgar and Facsimile

Ms. Jessica Kane

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	Morningstar, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2009
File No. 000-51280

Dear Ms. Kane:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), set forth below is the Company’s response to the Staff’s comments contained in the Staff’s letter to the Company, dated June 10, 2009, relating to the Company’s Definitive Proxy Statement on Schedule 14A filed April 9, 2009 (the “2009 Proxy”).  For convenience of reference, we have reproduced the text of each comment in the Staff’s letter in italicized type with the Company’s response immediately following.

Compensation Discussion and Analysis, page 17

Bonus Plan, page 18

1.                                     In future filings, please discuss in more detail how you determine the bonus awarded to each named executive officer.  Specifically, please address the following issues:

•                  Quantify the annual performance goals (e.g., Bonus EBIT) and disclose the actual results achieved by the Company.  Also discuss how the Compensation Committee evaluated the performance goals to calculate the bonuses for each executive officer.

•                  Clarify how you calculated Bonus EBIT, disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated.

•                  To the extent the Compensation Committee exercises discretion to award bonus compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award, please identify the particular exercise of discretion and state whether it applied to one or more specific named executive officers or to all compensation subject to the relevant performance goals.  See Item 402(b)(2)(vi) of Regulation S-K.

•                  Quantify the bonus pools applicable to the executive officers and clarify whether the corporate or business unit performance merited the establishment of the pool based on the actual results achieved and the level at which these pools were actually established.  Explain how the bonus pools are analyzed by the Compensation Committee to calculate the bonuses for each executive officer.

The comment requests that the Company provide in future filings additional disclosure or clarifications regarding its Bonus Plan.  The Company wishes to inform the Staff that the Bonus Plan in place for the Company’s named executive officers for 2009 will likely be different in several material respects from the Bonus Plan that was in place for 2008.  As a result, it is likely that the disclosure relating to the Bonus Plan in the Company’s 2010 proxy statement will be considerably different from the disclosure in the 2009 Proxy.

Nevertheless, the Company wishes to respond to the Staff’s comments as they relate to the disclosure in the 2009 Proxy.  The numbered paragraphs below respond to the comments made in the four bullet points that are part of Comment 1 above.

1.                                     With respect to the named executive officers (“NEOs”), the Bonus Plan operated during 2008 in the following manner: The Compensation Committee determined that it would, assuming specified conditions were met, establish a bonus pool at both the corporate and business unit level.  In order for each business unit to have a bonus pool it had to achieve 80% of its 2007 Bonus EBIT.  In order for the corporate group to have a bonus pool, company-wide Bonus EBIT had to reach at least 85% of 2007 company-wide Bonus EBIT.  These percentage thresholds for the establishment of the bonus pools, which are disclosed on page 19 of the 2009 Proxy, are the only feature of the Bonus Plan that could be characterized as a “performance goal.”

Given that the disclosed percentage thresholds were met in 2008, the Compensation Committee established bonus pools at both the corporate and business unit levels.  The final bonus payout that each NEO received from the relevant bonus pool was not determined on the basis of any specified performance goal or goals.  Rather, the amount of the payout was, as disclosed on page 19 of the 2009 Proxy, determined by the Compensation Committee in the exercise of its discretion.  The factors that the Company considered in exercising that discretion with respect to the individual NEOs (other than our CEO, Joe Mansueto, who does not participate in the Bonus Plan) are disclosed on pages 19 and 20 of the 2009 Proxy.

2.                                     The Company included the following description of how Bonus EBIT was calculated on page 18 of the 2009 Proxy:

Our bonus plan calculations are driven by changes in adjusted EBIT, which we call Bonus EBIT. Bonus EBIT is pre-incentive compensation operating income adjusted to exclude the impact of things we don’t control, such as the operating results of minority-owned operations and the impact of currency exchange rates. We also adjust for the grant date value of equity awards (the number of shares subject to a restricted stock unit multiplied by the stock price on the last trading day before the grant date) as opposed to using the equity expense of those awards reflected in our financial statements. We calculate Bonus EBIT both company-wide and for individual business units.

In future filings, to the extent Bonus EBIT is used in our Bonus Plan, we will provide additional disclosure regarding the manner in which Bonus EBIT is calculated.  To the extent that another performance measure is used, we will endeavor to provide a complete description of the manner in which that performance measure is calculated.

The Bonus EBIT percentage thresholds were not adjusted in connection with the determination of 2008 bonuses.

3.                                     The Compensation Committee did not exercise discretion to award bonus compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award.

4.                                     As noted above, 2008 performance merited the establishment of a bonus pool at both the corporate and business unit level.  Please also note that we did not establish a bonus pool for NEOs separate from other bonus pools.  In future filings, to the extent that bonus pools applicable to named executive officers are established, the Company will disclose the size of these pools.  As noted above, the factors that the Compensation Committee considered in determining final bonus payouts for the individual NEOs (other than our CEO, Joe Mansueto, who does not participate in the Bonus Plan) are disclosed on pages 19 and 20 of the 2009 Proxy.

2.                                     We note your statement that “[w]e’re comfortable if in a good year total compensation for executive officers is at the top of the benchmark.” In future filings, please disclose where actual payments fell within targeted parameters.  To the extent actual compensation was outside the targeted range, please explain why.

The Compensation Committee does not use targeted parameters in determining any element of compensation.  Neither does it use a compensation consultant to advise as to how proposed or already-implemented compensation arrangements compare with peer companies.  After the compensation for a particular year or multi-year period has already been established and paid, however, the Compensation Committee will review the compensation paid over a similar period at our peer group as a check that our pay practices are competitive.  In future filings we will modify the sentence quoted in the comment in order to be clear that the Compensation Committee does not use targeted parameters in determining compensation.

* * *

I hope that this letter responds fully to your comments.

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (312) 696-6132.  My facsimile number is (312) 244-8032

Respectfully submitted,

/s/ Richard E. Robbins
Richard E. Robbins
General Counsel and Corporate Secretary